April 18, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Christopher Edwards

Ada D. Sarmento

Re:	Innovate Biopharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 15, 2018

File No. 333-223669

Dear Mr. Edwards:

On behalf of our client, Innovate Biopharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 30, 2018 and relating to the Company’s Registration Statement on Form S-3 (File No. 333-223669) filed with the Commission on March 15, 2018 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments in respect of the Registration Statement and is filing concurrently with this letter the Company’s Amendment No. 1 to Form S-3 (the “Amendment”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the Amendment, in care of Mr. Edwards.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amendment. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

Registration Statement on Form S-3

Selling Stockholders, page 5

1.	Please provide disclosure regarding the transaction in which the selling stockholders obtained the securities that are being registered for resale.

The Company has revised the disclosure on page 5 of the Amendment as requested.

U.S. Securities and Exchange Commission

April 18, 2018

General

2.	We note that you received delisting notification on January 3, 2018, and you filed a Form 8-K providing Item 3.01 disclosure on January 11, 2018. As such, it appears that this Form 8-K was not timely filed. Please advise us as to the basis upon which you are eligible to use Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3.

Pursuant to a letter dated April 2, 2018 from Wilson Sonsini Goodrich & Rosati (on behalf of the Company) to the SEC’s Office of Chief Counsel, Division of Corporate Finance, the Company requested that it be permitted to use a Form S-3 registration statement, notwithstanding the fact that the Form 8-K referenced in the Staff’s comment was not timely filed. The Office of Chief Counsel verbally confirmed on April 11, 2018 that the requested waiver from the Form S-3 eligibility requirements had been granted.

3.	As you know, the staff is reviewing your Current Report on Form 8-K filed on February 2, 2018 and have issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments raised on the Form 8-K.

N/A.

4.	We note that you have requested confidential treatment for certain agreements filed as exhibits to your Annual Report on Form 10-K for the year ended December 31, 2017. Please note that we will not be in a position to declare this registration statement effective until all outstanding comments on your confidential treatment request have been resolved.

N/A.

***

Please direct any questions regarding the Company’s responses or the Amendment to me at (919) 995-4130 or jmadan@innovatebiopharma.com.

Sincerely,

INNOVATE BIOPHARMACEUTICALS, INC.

/s/ Jay P. Madan

Jay P. Madan, President

U.S. Securities and Exchange Commission

April 18, 2018

cc:	Thomas Hornish, Wilson Sonsini Goodrich & Rosati, P.C.

Heyward Armstrong, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.